T3/11

03001445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BTB 3/3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 4 2003 165 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 53723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOBLE TRADING.COM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 WALL STREET, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MUSCATELLA 212-810-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MUSCATELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NOBLE TRADING.COM, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Roslyn S. Harper
Notary Public

John Muscatella
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOBLE TRADING.COM, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

NOBLE TRADING.COM, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Noble Trading.Com, Inc.:

We have audited the accompanying statement of financial condition of Noble Trading.Com, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Noble Trading.Com, Inc. as of December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

January 18, 2003

Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

NOBLE TRADING.COM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	24,765
Receivable from broker-dealers and clearing organizations		124,648
Deposit with clearing organization		5,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $11,582		33,475
Prepaid expenses		22,571
Other assets		23,496
	$	233,955

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	31,780
Income tax payable		27,393
		59,173
Commitments		
Shareholders' equity :		
Common stock, no par value; authorized 200 shares, issued 30 shares		6,000
Retained earnings		168,782
Total shareholders' equity		174,782
	$	233,955

The accompanying notes are an integral part
of this financial statement.

NOBLE TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Noble Trading.Com, Inc. (the "Company") was incorporated in the State of New York on August 9, 1999 and on June 14, 2002, received authorization to engage in the general business of a broker or dealer in securities. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission.

The Company is engaged in various securities and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Commission revenue and related expenses are recorded on a settlement date basis. Commission revenue and expenses would not be materially different if reported on a trade date basis.

(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in November and December 2002 and paid in January and February 2003. The deposit with the clearing organization is required by the clearing agreement.

NOBLE TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 4 - INCOME TAXES

The components of the income tax provision as of December 31, 2002 were:

Federal	$ 9,895
State	5,703
City	4,295
	$ 19,893

For 2002, the difference between the Company's effective tax rates and the statutory rates for the estimated taxes is attributable primarily to the adjustment from accrual basis to cash basis for tax purposes and other permanent and temporary timing differences.

NOTE 5- COMMITMENTS

The Company leases office space under an operating lease agreement expiring through August 31, 2004. The following are minimum annual lease payments for the periods ending December 31:

Year ended December 31	Minimum Lease payments
2003	84,031
2004	51,250
	$ 135,281

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has agreements whereby it pays consulting fees to affiliates for services rendered to the Company. For the year ended December 31, 2002, the total amount of consulting fees paid to affiliates was $172,000.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $31,324 which was $23,927 in excess of its required minimum net capital at that date of $7,397. The Company's net capital ratio was 1.89 to 1.